UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-36704

CUSIP NUMBER
05601C105

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K
☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: December 28, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
BGSF, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
14901 Quorum Drive, Suite 800
Address of Principal Executive Office (Street and Number)
Dallas, Texas 75254
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BGSF, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2025 (the “Form 10-K”) by March 13, 2026, the required filing due date, primarily due to delays associated with finalizing the presentation of continuing operations and discontinued operations and related disclosures in connection with the recent sale of the Company’s Professional segment, which was consummated on September 8, 2025 (as previously disclosed in the Company’s Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 12, 2025). The Company is working diligently to complete and file the Form 10-K.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Keith Schroeder	972	692-2400
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☒ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 11, 2026, the Company issued a press release (the “Earnings Release”) reporting its financial results as of and for the fiscal quarter and fiscal year ended December 28, 2025, which was attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K furnished to the Securities and Exchange Commission on March 11, 2026.

The Company continues to finalize its financial results as of and for the fiscal quarter and fiscal year ended December 28, 2025, and the unaudited financial results included in the Earnings Release remain subject to change. The financial results to be included in the Form 10-K, when filed, may differ from the unaudited financial results contained in the Earnings Release due to, among other factors, the completion of the Company’s internal procedures and review, the completion of the audit, and final adjustments and other developments that may arise between now and the time the Form 10-K is filed.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Form 12b-25 may constitute forward-looking statements. All statements, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding the anticipated timing of the filing of the Form 10-K and the Company’s financial results as of and for the fiscal quarter and fiscal year ended December 28, 2025. The words “anticipate,” “believe,” “continue,” “could,” “endeavor,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including certain risks, uncertainties, and assumptions described in the Company’s most recently filed Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize or should any of the assumptions being made prove incorrect, actual results may vary in material respects from those in these forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether because of new information, future events, or otherwise, except as may be required under applicable securities laws.

BGSF, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 13, 2026                    By:     /s/ Keith Schroeder
Keith Schroeder
Co-Chief Executive Officer, Chief Financial Officer, and Secretary